Points International to Report Second Quarter 2008 Results on Wednesday, August 6th and Present at the RBC Capital Markets 2008 Technology, Media and Communications Conference on Thursday, August 7th

TORONTO, July 16, 2008 – Points International - (OTCBB: PTSEF, TSX: PTS) - the world’s leading loyalty reward solutions provider and owner of the Points.com portal - today announced that it will report financial results for the second quarter 2008 on Wednesday, August 6, 2008 after the market closes and will present at the RBC Capital Markets 2008 Technology, Media and Communications Conference on Thursday, August 7, 2008 at 3:00 p.m. Pacific Time.

The Company will host a corresponding conference call to discuss the second quarter 2008 results with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO of Points International on Wednesday, August 6, 2008 at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the US and Canada should dial (800) 257-7087 ten minutes prior to the scheduled start time.  International callers should dial (303) 262-2131. A telephonic replay of the conference call will also be available until 11:59 pm PT on Wednesday, August 13, 2008 by dialing 800-405-2236 and entering the passcode: 11117524#. Points International will also offer a live and archived webcast, accessible from the "Investor Relations" section of the company’s Web site at http://phx.corporate-ir.net/phoenix.zhtml?c=132211&p=irol-irhome.

The Company also announced that members of the senior management team will present to the investment community at the RBC Capital Markets 2008 Technology, Media & Communications Conference on Thursday, August 7, 2008 at 3:00 p.m. Pacific Time. The conference will be held at the Four Seasons Hotel in San Francisco, CA.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group's TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Consumer Website: http://www.points.com
Corporate Website: http://www.pointsinternational.com

CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
anthony.lam@points.com	alex@blueshirtgroup.com
brinlea@blueshirt.com